SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                  BE FREE, INC.
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                                (Name of Issuer)

                                   Common
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                         (Title of Class of Securities)

                                   073308-10-8
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                                 (CUSIP Number)

Check the following box if a fee is being paid with this / / statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

                                Page 1 of 6 Pages

SEC 1745 (10-85)

CUSIP NO 073308-10-8                    13G/A                  PAGE 2 OF 6 PAGES

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  1   NAME OF REPORTING PERSON

      Charles River VIII GP Limited Partnership
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      04-3365728

      Charles River Partnership VIII Limited Partnership
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      04-3365727
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  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                        (a)  / /       (b)  / /
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  3   SEC USE ONLY
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  4   CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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                     5     SOLE VOTING POWER
      NUMBER OF                 0
       SHARES        -----------------------------------------------------------
    BENEFICIALLY     6     SHARED VOTING POWER
      OWNED BY                  3,708,879
        EACH         -----------------------------------------------------------
      REPORTING      7     SOLE DISPOSITIVE POWER
       PERSON                   0
        WITH         -----------------------------------------------------------
                    8     SHARED DISPOSITIVE POWER
                                3,708,879
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  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                3,708,879
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 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
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 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                5.63%
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 12   TYPE OF REPORTING PERSON*
                                PN
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

CUSIP NO 073308-10-8                    13G/A                  PAGE 3 OF 6 PAGES



Item 1:     (a) Name of Issuer:

                Be Free, Inc.

            (b) Address of Issuer's Principal Executive Offices:

                154 Crane Meadow Road, Suite 100
                Marlborough, Massachusetts 01752

Item 2:     (a) Name of Person Filing:

                Charles River Partnership VIII LP and Charles River VIII GP
                LP.

            (b) Address of Principal Business Office or, if none, Residence:

                The address of the principle business office of Charles River Partnership VIII LP and Charles River VIII GP LP is
                Charles River Ventures, 1000 Winter Street, Suite 3300, Waltham, MA 02451.

            (c) Citizenship:

                Charles River Partnership VIII LP and Charles River VIII GP Limited Partnership are limited partnerships organized under the laws of the State of Delaware.

            (d) Title of Class of Securities:

                Common Stock.

            (e) CUSIP Number:

                073308-10-8

Item 3:

Item 4:     (a) Amount Beneficially Owned:

                Charles River Partnership VIII LP may be deemed to own beneficially and of record 3,708,879 shares of common stock as of December 31, 2000. Charles River VIII GP Limited Partnership may be deemed to own beneficially 3,708,879 shares of common stock as of December 31, 2001.

            (b) Percent of Class:

                Charles River VIII GP Limited Partnership may be deemed
                to own beneficially 5.63%. Charles River Partnership VIII LP
                may be deemed to own beneficially and of record   5.63%.

          The percentages in this Report assume that the number of shares of Common Stock issued and outstanding is 65,743,851, as reported in the Issuer's Report on Form 10-Q filed November 13, 2001

CUSIP NO 073308-10-8                    13G/A                  Page 4 of 6 Pages

            (c) Number of shares as to which such person has:

        (i)     sole power to vote or to direct the vote:

                Charles River VIII GP Limited Partnership and
                Charles River Partnership VIII Limited Partnership - 0%

        (ii)    shared power to vote or to direct the vote:

                Charles River VIII GP Limited Partnership - 5.63%
                Charles River Partnership VIII Limited Partnership - 5.63%.

        (iii)   sole power to dispose or direct the disposition:

                Charles River VIII GP Limited Partnership and
                Charles River Partnership VIII Limited Partnership  - 0%.

        (iv)    shared power to dispose or to direct the disposition:

                Charles River VIII GP Limited Partnership - 5.63%
                Charles River Partnership VIII Limited Partnership - 5.63%.

Item 5:         Ownership of Five Percent or Less of a Class:

                Not Applicable

Item 6:         Ownership of More than Five Percent on Behalf of Another Person:

                Not Applicable

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                Company:

                Not Applicable

Item 8:         Identification and Classification of Members of the Group:

                Not Applicable

Item 9:         Notice of Dissolution of Group:

                Not Applicable

Item 10:        Certification:

                By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.